FIRST QUARTER 2002 REPORT TO SHAREHOLDERS

The year 2002 will be a year of transition for your Company, and the First Quarter 2002 witnessed the commencement of this transition.

Management of the Company has negotiated the conversion to equity of all outstanding debt to both St. Mary Minerals Inc. and the Resource Capital Funds. That debt was incurred over the course of the last 5 years when equity was impossible to access and debt was the only financing available to retain ownership of the Lisbon Valley Project, while seeking and acquiring additional attractive copper properties, with the belief that copper prices would return to their historic long-term average price of +$0.90 per pound in tandem with a recovery in the world economy.

Management believes that economic recovery is now in progress. Copper inventories are beginning to diminish, and we anticipate a slow but steady recovery in the price of copper throughout the remainder of 2002, continuing into 2003, and beyond.

The comprehensive share capital and debt restructuring plan announced on April 2, 2002 is intended to position the Company to capitalize on this economic recovery. With the elimination of all debt and a consolidation of shares outstanding, the Company will have a clean balance sheet and an attractive capital structure with which to seek acquisitions, form strategic business combinations, attract new equity, and secure project debt for the construction of Lisbon Valley and financing for the advancement of the other significant assets within the Company. To complete this transition we are proposing a name change to "Constellation Copper Corporation", in order to give the Company a new identity and direction as we proceed with our plans to aggressively grow the Company.

To assist in achieving this growth, Mr. Pat James, formerly President & CEO of Rio Algom Limited, has accepted appointment to the position of Executive Chairman-elect. Mr. James sees the potential for Summo to grow as a low-cost mid-tier producer of cathode copper via SX-EW processing, and he will take an active role in developing and pursuing this goal and the strategy outlined above. Management has commenced discussions and negotiations with a number of companies towards this end, and we believe the fruits of these efforts will be borne out in the months ahead, as we complete the restructuring of the Company and proceed with implementing our business plan.

Earlier in the First Quarter, Jacobs Engineering Group completed a very thorough 12-month Prefeasibility Study on the Terrazas copper-zinc oxide project located in Chihuahua, Mexico. The study documents that the Terrazas project can produce 40 million pounds of copper and 60 million pounds of zinc annually for a minimum of 11 years at cash costs of $0.35 per pound and $0.25 per pound, respectively, placing Terrazas in the lowest decile (10%) on a cash production cost basis for both copper and zinc worldwide. Terrazas is a very attractive project and will become a significant asset in the further development of the Company.

I believe 2002 will be an exciting year for the Company, and I look forward to reporting regularly on our progress in implementing our growth strategy throughout the year.

On behalf of the Board of Directors

"Gregory A. Hahn"
President & CEO

CONSOLIDATED BALANCE SHEETS

Summo Minerals Corporation *(expressed in U.S. Dollars)*

	As at	
	March 31 2002 (Unaudited)	December 31 2001
Assets		
Current assets		
Cash and cash equivalents	**257,803**	80,657
Accounts receivable and prepaid expenses	**40,771**	16,828
	298,574	97,485
Property, plant and equipment	**3,427,979**	3,431,483
Mineral property costs (note 3)	**10,872,891**	10,677,724
Investments (note 4)	**4,194,029**	4,379,774
Deferred financing costs	**1,113,383**	1,209,581
	19,906,856	19,796,047
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**310,068**	469,159
Long term debt and related party transactions (note 5)	**13,400,000**	12,650,000
	13,710,068	13,119,159
Shareholders' Equity		
Capital stock (note 6)	**16,889,828**	16,566,742
Equity component of unexercised warrants	**1,617,775**	1,617,775
Interest to be settled with common shares	**160,440**	324,453
Deficit	**(12,471,255)**	(11,832,082)
	6,196,788	6,676,888
	19,906,856	19,796,047

Going concern (note 1)

Approved by the Board of Directors:

"Gregory A. Hahn"
Director

"James T. McClements"
Director

See accompanying notes to interim consolidated financial statements

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Summo Minerals Corporation *(expressed in U.S. Dollars)*

(Unaudited)

	Three Months ended March 31	
	2002	2001
	$	$
Expenses		
Consulting	**7,623**	30,675
Depreciation and amortization	**3,404**	1,500
Foreign exchange loss	**(427)**	56
Interest and bank charges	**254,804**	156,342
Legal, accounting and audit	**8,856**	15,063
Listing and filing fees	**69,566**	41,610
Office and facilities	**27,227**	26,831
Salaries	**95,773**	108,985
Shareholder information	**365**	3,981
Travel and promotion	**9,264**	26,645
	476,455	411,688
Equity in losses of associated company	**162,718**	-
Loss for the period	**639,173**	411,688
Deficit - Beginning of period	**11,832,082**	8,071,112
Deficit - End of period	**12,471,255**	8,482,800
Basic loss per share	**0.01**	0.01
Weighted avg. number of shares outstanding	**57,397,345**	52,473,925

Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTY COSTS

Summo Minerals Corporation *(expressed in U.S. Dollars)*

(Unaudited)

	Three Months ended March 31	
	2002	2001
	$	$
Lisbon Valley, Utah, USA (note 3)		
Land costs	-	402
Permitting	-	7,782
Support, accommodation and general costs	-	50,909
	-	59,093
Terrazas, Chihuahua, Mexico		
Land costs	**102,308**	105,303
Geophysical, geological, engineering	**1,190**	8,128
Drilling	-	4,486
Metallurgy	**11,578**	9,516
Feasibility studies and permitting	**56,318**	1,303
Support, accommodation and general costs	**23,773**	28,714
	195,167	157,450
Costs for the period	**195,167**	216,543
Balance - Beginning of period	**10,677,724**	9,692,205
Balance - End of period	**10,872,891**	9,908,748

See accompanying notes to interim consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

Summo Minerals Corporation *(expressed in U.S. Dollars)*

(Unaudited)

	Three Months ended March 31	
	2002	2001
	$	$
Cash flows from operating activities		
Net loss for the period	(639,173)	(411,688)
Items not affecting cash:		
Depreciation and amortization	3,404	1,500
Amortization of deferred financing charges	96,198	54,930
Interest paid and payable in common shares	159,073	110,021
Equity in losses of associated companies	162,718	-
	(217,780)	(245,237)
Change in non-cash working capital items		
Accounts receivable and prepaid expenses	(23,943)	(149,602)
Accounts payable and accrued liabilities	(159,091)	(142,579)
	(183,034)	(292,181)
	(400,814)	(537,418)
Cash flows from investing activities		
Loan to Matrix Metals Limited	27,898	(263,284)
Equity investment in Matrix Metals Limited	(4,871)	(91,705)
Expenditures on mineral properties	(195,167)	(216,543)
Payments to acquire property, plant & equipment	100	19,542
	(172,040)	(551,990)
Cash flows from financing activities		
Proceeds from notes payable to related parties	750,000	1,000,000
	750,000	736,716
Increase (decrease) in cash and cash equiv.	177,146	(89,408)
Cash and cash equiv. - Beginning of period	80,657	617,920
Cash and cash equiv. - End of period	257,803	528,512

See accompanying notes to interim consolidated financial statements

SUMMO MINERALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2002 and 2001
(Unaudited)

These notes to the interim consolidated financial statements are presented to explain significant financial changes that have occurred from December 31, 2001 to March 31, 2002. All dollar amounts are in United States currency unless otherwise noted.

1. Going concern

The Company is engaged in the evaluation, development and operation of mineral properties containing deposits of copper ores amenable to the use of conventional heap leaching, solvent extraction and electrowinning processes for the recovery of refined copper marketable in the form of high purity copper cathodes.

As at March 31, 2002, the Company had a working capital deficiency of $11,494. Given the level of expenditures needed to advance the Company's mineral properties, additional funds will be required to continue operations and complete the evaluation of its mineral properties and to meet its obligations. In this connection, on April 2, 2002, the Company announced a comprehensive plan to restructure its share capital and a rights offering. Resource Capital Fund II L.P. ("RCF II") has agreed to purchase all common shares in the rights offering not otherwise subscribed for on the expiry date of said offering . The effect of these transactions would be to eliminate all indebtedness and provide the Company with a capital infusion of approximately $3.25 million. A capital infusion of this magnitude would enable the Company to finance through December 2003 its anticipated general and administrative expenses and its proportionate share of the estimated financing requirements of Matrix Metals Limited.

The Company is in the process of evaluating and developing its mineral properties and, with the exception of the Lisbon Valley copper project located near Moab, Utah, has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral property costs represent net costs to date, less amounts amortized and written down, and do not necessarily represent future values.

2. Accounting Policies

The interim unaudited consolidated financial statements of the Company have been prepared in accordance with accounting policies generally accepted in Canada using the same accounting policies as those disclosed in note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2001. These interim unaudited consolidated financial statements do not conform in all respects to the requirements of annual financial statements, and should be read in conjunction with the Company's audited annual consolidated financial statements included in the Company's Annual Report for the year 2001.

3. Mineral Property Costs

The Lisbon Valley copper project in Utah has been placed in a "care and maintenance" mode, pending an improvement in the price of copper to a level that would enable the Company to raise the capital needed to place that property into production. While the project is in this mode, all costs incurred on behalf of the project will be expensed in the period in which such costs are incurred.

4. Investments

The following table summarizes information about the Company's investments at March 31, 2002 and 2001:

	2002	2001
	$	$
Cost:		
Investment in Nord Resources Corporation (a)	-	160,000
Equity:		
Investment in Matrix Metals Limited (b)		
Shares, advances, fees and expenses	**4,021,488**	91,705
Loan	**1,683,256**	263,284
Equity in loss, before interest received on loan to Matrix	**(1,510,715)**	-
	4,194,029	514,989

a) **Nord Resources Corporation ("Nord")**

In light of Nord's financial position, the Company elected during the Second Quarter of 2001 to write down the carrying value of the Nord investment from $160,000 to $nil.

b) ***Matrix Metals Limited ("Matrix")***

At December 31, 2001, the Company owned 25,617,550 ordinary shares of Matrix, whose ordinary shares trade on the Australian Stock Exchange, representing an ownership interest of 42.6%. Matrix operates an open pit, heap leach and solvent extraction/electrowinning facility in northwestern Queensland that produces high quality copper cathodes for sale in the Australian market.

On January 9, 2002, the Company purchased 100,000 shares of Matrix in an open market transaction at Aus. $0.074 per share, and on January 21, 2002, the Company received 14,285,715 Matrix shares at Aus. $0.07 per share for shares subscribed for in a Matrix private placement, which shares were issued to the Company in satisfaction of Aus. $1,000,000 advanced to Matrix by the Company in late 2001. On January 22, 2002, the Company received 1,982,450 Matrix shares in partial satisfaction (being $22,861) of interest due the Company in settlement of the interest due on November 20, 2001 in respect of the Company's Aus. $3,250,000 loan to Matrix. The balance of the interest due on November 20, 2001, being $4,598, was paid to the Company in cash.

As a result of the foregoing transactions, as at March 31, 2002, the Company owned 41,985,715 shares of Matrix, representing a 45.8% ownership interest.

During the First Quarter, the Company's equity in the loss of Matrix was $162,718, being the net of $183,898, the Company's proportionate share of the loss incurred by Matrix, less $21,180 of interest the Company earned on the loan to Matrix.

5. Long term debt and related party transactions

At March 31, 2002, the Company's long term indebtedness was $13,400,000 (December 31, 2001 - $12,650,000). All of such indebtedness is owed to related parties, St. Mary Minerals Inc. ("St. Mary"), Resource Capital Fund L.P. ("RCF I") and RCF II, and except as noted below, the indebtedness is collateralized by liens on the Company's assets, and is due at maturity. There are no sinking fund requirements. Interest is payable on the loans semi-annually, and the Company may, at its option and in the absence of a condition of default, elect to pay interest in cash or in shares based upon the weighted average trading price per share at which the

Company's shares have traded on the Toronto Stock Exchange (the "TSX"). The following table summarizes information respecting such long term indebtedness at March 31, 2002 and December 31, 2001:

	Interest rate	Maturity date	March 31 2002 Principal outstanding $	December 31 2001 Principal outstanding $
St Mary and RCF I				
St. Mary	30-day LIBOR + 2.5%	July 1, 2004	**1,400,000**	1,400,000
RCF I	30-day LIBOR + 2.5%	July 1, 2004	**4,000,000**	4,000,000
RCF II Bridge Facility	U.S. Prime + 0.25%	Dec. 31, 2005	**6,650,000**	6,650,000
RCF II Working Capital Loan Facility	30-day LIBOR + 4.0%	Dec. 31, 2005	**1,100,000**	600,000
RCF II 2nd Bridge Facility(1)	30-day LIBOR + 3.0%	None	**250,000**	-
			13,400,000	12,650,000

(1) The RCF II 2nd Bridge Facility is an unsecured loan, payable upon demand by RCF II at any time after July 1, 2002 if by such date the Company has not commenced a rights offering to its shareholders.

6. Capital stock

The Company's authorized capital stock consists of 100,000,000 preferred shares, no par value, of which none have been issued, and 500,000,000 common shares, no par value. The details of the common shares issued and outstanding are as follows:

	2002		2001	
Common shares	**Number of shares**	**Amount $**	Number of shares	Amount $
Balance – Beginning of period	**56,777,174**	**16,566,742**	46,258,864	16,014,779
Issued during the period				
In payment of interest				
To St. Mary and RCF I	**7,565,073**	**151,283**	6,356,312	251,074
To RCF II	**11,040,050**	**171,803**	-	-
Balance - End of period	**75,382,297**	**16,889,828**	52,615,176	16,265,853

7. Subsequent event

As previously announced, the Company is undertaking a capital restructuring. As part of the restructuring, the Company's three largest shareholders, St. Mary, RCF I and RCF II each agreed to exercise their Summo warrants, with the proceeds of the exercise of such warrants to be applied to pay down the Company's indebtedness to those shareholders. Those shareholders also agreed to accept shares to extinguish all residual debt remaining after the principal amount of the loans had been reduced by the application of the proceeds from the exercise of the warrants. In addition, RCF II has agreed to convert its $1,100,000 convertible note into 31,582,000 common shares, and to accept a further 941,124 common shares in settlement of accrued interest ($20,687.18) owed on the

convertible note through March 31, 2002.

As at May 30, 2002 all of the foregoing transactions have been completed, with the exception of the conversion of the convertible note, and settlement of the accrued interest on the note through March 31, 2002.

The effect of the capital restructuring on the issued and outstanding common shares as at May 30, 2002 is *shown in the following table:*

Common shares	**Number of shares**	**Amount $**
Balance – March 31, 2002	**75,382,297**	**16,889,828**
Shares issued to May 30, 2002		
In payment of interest	**6,605,183**	**135,905**
Upon exercise of warrants	**98,005,000**	**8,952,315**
To extinguish residual debt	**72,073,357**	**3,097,685**
As an establishment fee	550,000	
Balance - End of period	252,615,837	29,075,773

On a pro-forma basis, after giving effect to the issuance of the shares upon conversion of the note and settlement of accrued interest, there will be a total of 285,138,961 shares outstanding, plus 1,416,667 warrants exercisable at Cdn $0.13 each into 1,416,667 common shares, and 5,150,000 options exercisable at a weighted average price of Cdn $0.18 each into 5,150,000 common shares. On a fully diluted pro-forma basis, there would be a total of 291,705,627 common shares outstanding.

SUMMO MINERALS CORPORATION

Management's Discussion and Analysis

For the three months ended March 31, 2002

This Management's Discussion and Analysis ("MD&A") of the Company's financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements and the notes included with this report. The Company prepares and files its consolidated financial statements and MD&A in United States dollars and in accordance with Canadian generally accepted accounting principles ("GAAP").

Overview

The Company's unaudited net loss for the First Quarter of 2002 was $639,200 ($0.01 per share) compared to a loss of $411,700 ($0.01 per share) in the First Quarter of 2001. The single largest component in the First Quarter 2002 loss was the Company's equity in the loss of Matrix Metals. Interest and bank charges in the current period were higher in part as a result of a higher level of indebtedness during the First Quarter of 2002 as compared to 2001. Also contributing to the higher interest and bank charges was increased amortization expense recorded on the deferred financing costs (2002 - $96,200 versus 2001 - $ 54,900). Amortization of deferred financing costs is recorded as an interest expense for accounting purposes. Listing and filing fees were up substantially in the First Quarter of 2002 ($69,600 versus $41,600 in 2001), as the Company listed additional common shares on The Toronto Stock Exchange in order to settle interest expense by the issuance of shares. Consulting fees, and legal, accounting and audit fees were lower in the First Quarter of 2002, as compared to the same quarter in the prior year, as a result of lower levels of activity in 2002 as compared to the comparable period in 2001.

The Company ended the First Quarter with $257,800 in cash, as compared to $80,700 at December 31, 2001. Notes payable to related parties increased from $12,650,000 at December 31, 2001 to $13,400,000 at the end of the First Quarter of 2002.

Cash from operations

Cash used in operations during the First Quarter of 2002 was $400,800, a decrease of $136,600 from that used in the same period of 2001 ($537,400). Most of the decrease is attributable to a smaller reduction in the non-cash working capital items ($183,000 used in the First Quarter of 2002 compared to $292,200 of cash used in the comparable period in 2001).

Investing activities

Funds used for investing activities were lower in the First Quarter of 2002 ($172,000 versus $552,000 in 2001). Costs associated with the Company's evaluation of the Matrix investment opportunity during the First Quarter of 2001 ($263,300) were not repeated in the current Quarter, and in addition, the Company received payments in the amount of $27,898 for interest earned on the loan to Matrix. Funds used in the equity investment in Matrix were also much reduced in the First Quarter of 2002 ($4,900 versus $91,700 in 2001).

Financing activities

During the First Quarter of 2002, notes payable to related parties increased by $750,000 (2001 - $1,000,000) as the result of drawing down this amount under financing facilities provided by RCF II. At March 31, 2002, RCF II owned 16,222,209 shares of the Company, representing a 21.5 percent ownership. Resource Capital Fund, L.P. ("RCF I"), an affiliate of RCF II, at the same date owned 32,901,074 shares, representing a 43.7 percent ownership. Funds provided under the RCF II loan facilities were used primarily to augment the Company's working capital position.

Outlook

Conditions in the equities markets over the past four to five years have made it difficult for companies operating in the junior resource sector to raise capital through the sale of shares. In order to provide the Company with the funds needed to fund general and administrative expenses and to advance its projects, the Company's major shareholders, St. Mary Minerals Inc. ("St. Mary"), RCF I and RCF II provided financing by way of loans with warrants attached. It was a condition of the loans that to the extent principal remained outstanding at the time warrants were exercised, the proceeds from the exercise would be used to pay down principal on the loan to which such warrants were attached. As at March 31, 2002, the Company owed $12,050,000 in the form of loans with warrants attached. In addition, the Company had a loan for $1,100,000 in the form of a convertible note, and $250,000 in the form of an unsecured advance.

The Company requires additional funds to continue operations and complete the evaluation and development of its mineral properties and to meet its obligations. As the world economy emerges from recession, with an attendant improvement in base metal prices, the Company believes that conditions in the equities markets will be more favourable for junior resource sector companies seeking to raise capital. However, the Company's existing capital structure would be an impediment to attracting investors. Accordingly, as announced on April 2, 2002, St. Mary, RCF I and RCF II each agreed to exercise their warrants, and to accept shares in exchange for the residual debt remaining after the proceeds from the exercise of the warrants are applied to pay down the loans. This program was implemented in April, such that by the end of the month a total of 98,005,000 shares had been issued as a result of warrants being exercised, and a further 72,073,357 shares had been issued to eliminate the residual debt owed to St. Mary, RCF I and RCF II.

It is anticipated that by early June, 2002, RCF II will have converted the $1,100,000 note, resulting in the issuance of an additional 31,582,000 common shares. After giving effect to that conversion, the Company will have approximately 285,139,000 shares issued and outstanding. The Company then intends to proceed with a rights offering, which will result in a further 71 million shares being issued. Pending completion of the rights offering, RCF II has agreed to make further unsecured advances, which will be repayable from the proceeds of the rights offering.

As one of the items to be dealt with at the annual meeting of shareholders to be held on June 21, 2002, the Company is seeking shareholder approval of a 1 for 10 share consolidation, with the date of such consolidation to be determined by the directors. Assuming shareholder approval is received, the consolidation is expected to occur at some time following the rights offering, such that following the consolidation, there will be approximately, 35,640,000 common shares issued and outstanding, together with 5,150,000 options and 1,416,667 warrants.

Upon completion of the reorganization, it is anticipated that the Company will have a cash balance of approximately $3,250,000, and no debt. This cash, plus the measures the Company implemented last December to reduce general and administrative expenses and activities at its projects, are expected to enable the Company to fund its own activities and its proportionate share of anticipated financing needs of Matrix Metals Limited through to the end of 2003. During this period, the Company will continue to seek out properties of merit, and if attractive opportunities are identified, the Company may access the equities markets to finance the acquisition and advancement of such properties.